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03 OCT 2? ?? 7:21



Danske Markets/ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

28 October 2003

SUPPL

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	18

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Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the Interim Report Third Quarter of 2003 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets/ALM

Dlw 10/29

Danske Bank A/S
CVR-nr. 61 12 62 28 · København

Stock Exchange Announcement no. 28/2003
October 28, 2003

Quarterly report

First nine months of 2003

Danske Bank

Danske Bank Group – financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Index 03/02	Full year 2002
Net interest income from banking activities, etc.	11,739	11,844	99	15,859
Fee and commission income, net	4,494	4,344	103	5,842
Trading income	2,438	2,327	105	2,968
Other core income	896	1,029	87	1,278
Core insurance earnings	825	787	105	1,118
Total core income	20,392	20,331	100	27,065
Operating expenses and depreciation	10,990	11,229	98	15,489
Core earnings before provisions	9,402	9,102	103	11,576
Provisions for bad and doubtful debts	1,262	1,005	126	1,420
Core earnings	8,140	8,097	101	10,156
Earnings from investment portfolios	1,459	707	206	1,008
Profit before tax	9,599	8,804	109	11,164
Tax	2,765	2,390	116	2,922
Net profit for the period	6,834	6,414	107	8,242
Attributable to minority interests	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)				
Bank loans and advances	521	473	110	479
Mortgage loans	488	466	105	469
Bonds and shares	435	346	126	433
Due to credit institutions and central banks	315	290	109	320
Deposits	461	419	110	428
Issued bonds	693	633	109	700
Subordinated debt	34	30	113	31
Shareholders' equity	64	62	103	60
Total assets	1,768	1,612	110	1,752

RATIOS AND KEY FIGURES				
Net profit for the period per share, DKr	9.7	8.9		11.5
Net profit for the period as % p.a. of average shareholders' equity	14.5	14.2		14.0
Core earnings as % p.a. of average shareholders' equity	17.3	17.9		17.2
Cost/core income ratio, %	53.9	55.2		57.2
Solvency ratio, excl. net profit for the period, %	10.5	9.4		10.5
Core (tier 1) capital ratio, excl. net profit for the period, %	7.2	6.8		7.6
Share price, end of period, DKr	121.7	113.8		117.4
Book value per share, DKr	93.5	87.0		84.8
Number of full-time employees, end of period:				
Danske Bank and consolidated subsidiaries	16,237	17,137		16,969
Non-consolidated subsidiaries (insurance companies)	824	846		849

Management's report

Danske Bank Group recorded a net profit of DKr6,834m for the first nine months of 2003, against a net profit of DKr6,414m for the first nine months of 2002. Earnings per share increased 9%.

The Group's core earnings totalled DKr8,140m and the trend thus matched the expectations announced in the Interim Report for 2003. The Group's core earnings were DKr2,709m for the third quarter of 2003, against DKr2,731m for the third quarter of 2002.

Core income was largely unchanged in comparison with the first nine months of 2002. A positive trend in trading and fee income offset the fall in net interest income and other core income.

Net interest income was DKr11,739m, 1% down from the first nine months of 2002. Increasing business volumes in Norway and Sweden and in the mortgage finance area could not fully compensate for the decline in money market rates.

Earnings from fees and commissions rose by 3% due, in particular, to rising refinancing fees and guarantee commissions.

Income from trading activities developed satisfactorily with a 5% increase from the first nine months of 2002. The Group was, however, not able to maintain the extraordinarily high earnings of the two preceding quarters.

The DKr133m fall in other core income is due, among other things, to lower profits from the sale of property in 2003 and to the fact that, in 2002, income benefited from a reversal of reserves made against lawsuits.

The Group's operating expenses and depreciation were reduced by 2% in comparison with the first nine months of 2002, despite an increase in severance costs and performance-based compensation. Disregarding these items, costs showed a fall of 5% relative to the first nine months of 2002. The cost/core income ratio improved to 53.9% from 55.2% in the same period of 2002.

At the end of the third quarter, the Group suffered a brief IT breakdown. The breakdown did not result in any significant additional costs. As a result of the breakdown and to ensure smooth IT operations in future, the Group has decided to reduce selected IT development activities.

The charge for bad and doubtful debts rose by DKr257m to DKr1,262m, in comparison with the first nine months of 2002. Bad and doubtful debts stood at 15bp p.a. of total loans and guarantees and thus remained at a low level compared with the Group's expected average loss of 23bp p.a.

As stated above, core earnings totalled DKr8,140m, which was marginally higher than the level recorded in the first nine months of 2002.

For the year 2003 as a whole, the Group expects core earnings to remain largely at the level recorded in 2002.

Earnings from investment portfolios were DKr1,459m, against DKr707m in the first nine months of 2002. Investment portfolios in the banking business generated earnings of DKr1,323m. Danica Pension recorded a profit of DKr136m on its investment portfolios, against a loss of DKr625m in the first nine months of 2002. The satisfactory return on investment allowed the booking of a life insurance risk allowance in 2003. Risk allowances for 2002 and earlier were not included, since a final decision on the booking of outstanding allowances will not be taken until after the end of the accounting year.

The Group's tax charge, including tax on loan loss reserves, is calculated to be DKr2,765m in the first nine months of 2003, corresponding to a tax rate of 29%.

The return on equity rose from 14.2% in the first nine months of 2002 to 14.5%.

Balance sheet

Total assets of the consolidated Group were DKr1,768bn at the end of September 2003, against DKr1,612bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr188bn, against DKr176bn at the end of September 2002.

The Group's loans and advances rose by DKr48bn in comparison with September 2002 to DKr521bn. The increase included a DKr58bn rise in repo transactions, primarily with foreign financial institutions, and a fall in domestic loans and advances of DKr11bn. The fall is attributable to a decline in short-term loans to business customers. Foreign loans and advances rose by DKr1bn, the result of a DKr12bn increase in the other Nordic countries and a DKr11bn fall in non-Nordic countries. Disregarding the trend in exchange rates, foreign loans and advances rose by DKr12bn.

Mortgage lending increased to DKr489bn, up DKr23bn on the level recorded at the end of September 2002 and DKr20bn on the end-2002 level.

Bonds and shares amounted to DKr435bn, against DKr346bn at the end of September 2002 and DKr433bn at the end of 2002. The increase of DKr89bn compared with the end of September 2002 was due to the rise in holdings of short-term bonds with high ratings.

Deposits totalled DKr461bn at the end of September 2003, up DKr42bn on the level recorded at the end of September 2002 and DKr33bn since the beginning of the year. The increase in deposits was evenly distributed on Danish and foreign units, and on customer segments.

Capital and solvency

The share capital totalled DKr7,116,758,490 at the end of September 2003 after the cancellation of the 20,324,151 shares bought back in the second quarter of 2002.

Shareholders' equity was DKr64bn at the end of the first nine months of 2003. The change in group equity since the end of 2002 reflects, besides the net profit for the period and new accounting provisions, the buyback of shares.

In the first half of 2003, the Group bought back shares worth DKr2.0bn, comprising 16,303,664 shares at an average price of 122.7. From September 15 to 19, 2003, 10,370,519 shares were bought back at an average price of 127.4, corresponding to DKr1.3bn. The most recent purchase is part of a buyback programme of a total market value of up to DKr3.0bn to be completed in the second half of 2003. In the third quarter, the buyback was carried out using the tender method. However, investors were only moderately interested in selling at the prices then prevailing. Danske Bank will buy the remaining shares up to the target value of DKr3.0bn in the market. At the next annual general meeting, the Group will propose that the shares bought back in 2003 be cancelled.

The solvency ratio, excluding the net profit for the period, stood at 10.5% at the end of September 2003, of which 7.2 percentage points came from Group core (tier 1) capital. The share buyback in the first nine months of 2003 reduced the core (tier 1) capital ratio by 0.4 of a percentage point. The forthcoming share buyback in the fourth quarter of 2003 will reduce the core (tier 1) capital ratio by a further 0.2 of a percentage point.

Subordinated debt amounted to DKr34bn at the end of September 2003. As part of the Bank's ongoing refunding of supplementary capital, the Bank converted a nominal amount of £150m to a nominal amount of NKr1,770m and redeemed notes of a nominal value of $200m in September. At the end of September, the Bank raised new supplementary capital of a nominal amount of £350m by the issue of 18-year notes, which may be called after 15 years. The rate of interest was fixed at 3-month LIBOR plus a surcharge of 0.48% p.a.

CAPITAL AND SOLVENCY (excluding net profit for the period) (DKr m)	September 30 2003	September 30 2002
Core capital, less statutory deductions	55,483	53,544
Supplementary capital, less statutory deductions	25,637	20,168
Total capital base, less statutory deductions	81,120	73,712
Total weighted items	771,554	783,367
Solvency ratio, %	10.5	9.4
Core (tier 1) capital ratio, %	7.2	6.8

Accounting policies, etc.

The report for the first nine months of 2003 has been prepared in compliance with the Copenhagen Stock Exchange guidelines for issuers of listed securities. The Group has not changed its accounting policies from those followed in the report for the first quarter of 2003 and the Interim Report for 2003.

Business areas

In a stock exchange announcement made on October 9, 2003, Danske Bank stated that it will implement organisational adjustments to take effect on January 1, 2004. One of the adjustments means that the activities of Banking Activities, Denmark, will be split into a Danske Bank division and a BG Bank division, another that Danske Capital will become a division of Danske Markets. The report for the first quarter of 2004 will reflect this new structure of the business areas.

The results of the business areas shown below reflect the current organisational structure.

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Index 03/02	Full year 2002	Share Q1-Q3 2003	Share Q1-Q3 2002
Banking Activities	6,261	6,235	100	8,155	67%	69%
- Banking Activities, Denmark	4,368	4,448	98	5,839	47%	49%
- Banking Activities, International	1,893	1,787	106	2,316	20%	20%
Mortgage Finance	1,607	1,598	101	2,195	17%	17%
Danske Markets	870	644	135	354	9%	7%
Danica Pension	825	787	105	1,118	9%	9%
Danske Capital	222	294	76	360	2%	3%
Other	-383	-456	84	-606	-4%	-5%
Total Group	9,402	9,102	103	11,576	100%	100%

Total core earnings before provisions increased by 3% in comparison with the first nine months of 2002 primarily as a result of favourable developments in the activities of Danske Markets and the Group's banking activities in Sweden.

Core earnings before provisions from Mortgage Finance were kept unchanged at the level recorded for the first three quarters of 2002. On the other hand, earnings from banking operations in Denmark fell 2% due to declining money market rates.

Earnings at Danske Capital remained negatively affected by the slowdown in capital market activities.

The category Other reflects lower cost of, among others, supplementary capital in 2003, which more than offset the increase in severance payments of nearly DKr200m.

Banking Activities

BANKING ACTIVITIES (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Net interest income	9,514	10,319	3,179	3,159	3,276	3,396	3,527	13,715
Fee income	3,962	3,695	1,269	1,320	1,273	1,338	1,150	5,033
Other income	781	754	208	343	230	247	284	1,001
Core income	14,257	14,768	4,656	4,822	4,779	4,981	4,961	19,748
Operating expenses and depreciation	7,996	8,533	2,585	2,797	2,614	3,061	2,827	11,594
Core earnings before provisions	6,261	6,235	2,071	2,025	2,165	1,920	2,134	8,155
Total assets (avg.)	520,264	509,004	520,439	517,335	523,047	513,543	501,526	510,148
Risk-weighted items (avg.)	434,136	432,131	431,863	435,406	435,380	424,942	425,718	430,319
Allocated capital (avg.)	28,219	28,089	28,058	28,301	28,300	27,621	27,572	27,971
Core earnings before provisions as % p.a. of allocated capital	29.6	29.6	29.5	28.6	30.6	27.8	30.8	29.2
Cost/core income ratio, %	56.1	57.8	55.5	58.0	54.7	61.5	57.0	58.7

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

In the first three quarters of 2003, Banking Activities accounted for 67% of the Group's core earnings before provisions. Core earnings before provisions remained stable at the level recorded in the first three quarters of 2002, reflecting a fall in core income of 3% and a reduction in costs of 6%.

BANKING ACTIVITIES, DENMARK (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Net interest income	6,741	7,370	2,251	2,218	2,272	2,422	2,487	9,792
Fee income	2,975	2,908	950	1,027	998	1,073	888	3,981
Other income	603	606	152	265	186	191	233	797
Core income	10,319	10,884	3,353	3,510	3,456	3,686	3,608	14,570
Operating expenses and depreciation	5,951	6,436	1,932	2,098	1,921	2,295	2,078	8,731
Core earnings before provisions	4,368	4,448	1,421	1,412	1,535	1,391	1,530	5,839
Total assets (avg.)	259,620	263,423	254,804	260,101	264,057	264,074	260,539	263,587
Risk-weighted items (avg.)	216,423	217,955	216,525	220,084	216,639	215,891	213,391	217,360
Allocated capital (avg.)	14,197	14,161	14,204	14,305	14,062	14,033	13,870	14,128
Core earnings before provisions as % p.a. of allocated capital	41.0	41.9	40.0	39.5	43.6	39.6	44.1	41.3
Cost/core income ratio, %	57.7	59.1	57.6	59.8	55.6	62.3	57.6	59.9

Banking Activities, Denmark, encompasses the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

Core earnings before provisions from Danish banking activities fell 2% from the level recorded during the first nine months of 2002.

Core income fell by 5% due to a decline in net interest income triggered by the decrease of about 1 percentage point in short-term money market rates in comparison with the first nine months of 2002. This led to a fall in the direct return on allocated capital and also reduced earnings on the deposit surplus.

A fall in costs of almost 8% could not fully compensate for the decline in core income.

Total lending fell by 2% from the level recorded at the end of the third quarter of 2002 due to a decrease in short-term loans to business customers. Lending to retail customers increased, despite the fact that customers still, to some extent, had a preference for taking out mortgage loans to repay bank loans.

The inflow of retail customers recorded in the first half of 2003 continued. Both brands saw a very positive trend in the inflow of young customers in particular. Sales of customer packages remained at a high level. At Danske Bank, sales of customer packages totalled 135,000, while sales at BG Bank reached some 30,000. Sales of customer packages to young customers *[Danske Ung]*, which includes the Maestro card, continued to grow at a satisfactory pace with 10,000 packages sold.

Sales of housing finance solutions *[Danske Prioritet* and *BG Bank's Bolig Plus]* were also very satisfactory. The new products are highly flexible and will widely replace traditional mortgage loans. Consequently, the Group expects to increase its overall business volume in future, but, other things being equal, the launch of the new products will reduce the Group's market share of traditional mortgage loans.

The finance centres continued to attract large business customers and affluent retail customers, which helped increase earnings. According to *Bankernes Erhvervskunde Barometer*, an annual survey of the Danish business-to-business banking market, both Danske Bank and BG Bank were able to enhance customer satisfaction and loyalty.

BG Bank's focus on the agricultural segment continued to grow, and recently a Web site for agricultural customers was launched.

The number of branches was reduced by 22, bringing the total number of branches in both brands down to 467. The conversion of branches particularly prone to robbery into non-cash branches continued, although at a slower pace. At the end of the third quarter, the number of non-cash branches totalled 53.

Earnings on business customers at Danske Bank showed an upward trend. The number of large business customers grew, while the number of small business customers edged down.

Securities trading was affected by economic trends. Bond trading slowed down a little in the third quarter, but remained above the level recorded a year ago, while the sale of unit trust certificates picked up. Equity trading increased considerably in the third quarter.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Net interest income	2,873	2,949	928	941	1,004	974	1,040	3,923
Fee income	887	787	319	293	275	265	262	1,052
Other income	178	148	56	78	44	56	51	204
Core income	3,938	3,884	1,303	1,312	1,323	1,295	1,353	5,179
Operating expenses and depreciation	2,045	2,097	653	699	693	766	749	2,863
Core earnings before provisions	1,893	1,787	650	613	630	529	604	2,316
Total assets (avg.)	260,644	245,581	265,635	257,234	258,980	249,469	240,987	248,561
Risk-weighted items (avg.)	215,713	214,277	213,138	215,322	218,741	208,048	212,330	212,959
Allocated capital (avg.)	14,021	13,928	13,854	13,998	14,218	13,588	13,801	13,842
Core earnings before provisions as % p.a. of allocated capital	18.0	17.1	18.8	17.5	17.7	15.6	17.5	16.7
Cost/core income ratio, %	51.9	54.0	50.1	53.3	52.4	59.2	55.4	55.3

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Norway	426	472	170	117	139	177	173	649
Sweden	491	258	184	138	169	63	46	321
UK	536	605	173	197	166	164	230	769
USA	200	216	47	75	78	54	80	270
Other foreign activities	240	236	76	86	78	71	75	307
Banking Activities, International	1,893	1,787	650	613	630	529	604	2,316

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerna in Sweden.

Core earnings before provisions from international banking operations were up DKr106m, or 6%, on earnings in the first nine months of 2002, despite less favourable exchange rates in most of the Group's foreign markets. The trend in foreign exchange rates cut earnings of Banking Activities, International, by some DKr128m.

Norway

Core earnings from Norwegian banking activities declined by DKr46m in comparison with earnings in the first three quarters of 2002, to DKr426m. When the effect of changes in exchange rates is eliminated, core earnings were unchanged from the year before. Core income grew by 5% and expenses by 7% in local currency.

Lending to retail and business customers totalled NKr58bn, with both segments increasing some 16% over the level at the end of the third quarter of 2002. Net interest income grew by 3% despite a significant fall in Norwegian money market rates.

Fee and trading income remained unchanged from the level recorded in the first nine months of 2002 due to the increase in capital market activities from the level recorded in the first half of 2003.

As a result of the opening of new branches and product development in recent years, the inflow of retail customers grew considerably in the first nine months of 2003. Sound growth in sales of customer packages lifted the number of customers who bank exclusively with Fokus Bank. Furthermore, the inflow of attractive business customers continued, and Fokus Bank is now the principal banker of 10% of the top-500 Norwegian businesses.

Fokus Bank's market share of both loans and deposits was 4%.

The rise in expenses was due to additional provisions for pension commitments and to increased costs related to the expansion of the branch network, which now consists of 63 branches.

Sweden

In comparison with earnings in the first three quarters of 2002, core earnings from Swedish banking activities increased by DKr233m to DKr491m. Core income grew by 6% in local currency, while expenses fell by 16%.

Lending to retail customers increased by 12% from the volume recorded at the end of the third quarter of 2002, and lending to businesses went up by 15%. Total lending stood at SKr84bn. Net interest income and fee income rose as a result of growing business volume, attributable primarily to the inflow of new customers.

The Swedish market shares were almost 8% of loans and 3% of deposits.

The downward trend in costs was due primarily to completion of adjustments to the customer account system made in 2002 and in the first quarter of 2003. The number of branches totalled 45.

The UK

In comparison with earnings in the first three quarters of 2002, core earnings from UK banking activities declined by DKr69m to DKr536m. When the effect of changes in exchange rates is eliminated, core earnings fell by DKr12m.

An increase in revenue of 7% in local currency was attributable primarily to fee income. Expenses rose as a result of increased provisions for pension commitments and performance-based compensation.

The USA

In comparison with earnings in the first three quarters of 2002, core earnings from US banking activities declined by DKr16m to DKr200m. When the effect of changes in exchange rates is eliminated, core earnings increased by DKr15m. Core income grew by 9% and expenses by 17% in local currency.

Lending in the USA continued to concentrate on businesses trading in the Bank's principal markets in northern Europe.

Credit exposure to US companies was maintained at a low level. But the Group is expanding its facilities with selected global financial institutions, and this increased earnings.

Expenses rose as a result of higher variable transaction costs.

Other foreign banking activities

Danske Bank also operates in Luxembourg, Finland, Germany and Poland. At these units as a whole, core earnings before provisions remained largely unchanged in comparison with 2002.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Net interest income	2,438	2,207	851	783	804	847	783	3,054
Fee income	139	128	28	41	70	47	41	175
Other income	67	189	-24	16	75	52	56	241
Core income	2,644	2,524	855	840	949	946	880	3,470
Operating expenses and depreciation	1,037	926	347	360	330	349	287	1,275
Core earnings before provisions	1,607	1,598	508	480	619	597	593	2,195
Total assets (avg.)	515,366	480,668	526,630	514,059	505,173	493,242	484,367	483,837
Risk-weighted items (avg.)	240,006	228,159	244,896	239,535	235,493	234,173	230,885	229,705
Allocated capital (avg.)	15,600	14,833	15,918	15,570	15,306	15,221	15,008	14,931
Core earnings before provisions as % p.a. of allocated capital	13.7	14.4	12.8	12.3	16.2	15.7	15.8	14.7
Cost/core income ratio, %	39.2	36.7	40.6	42.9	34.8	36.9	32.6	36.7

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

In the first nine months of 2003, Mortgage Finance generated core earnings before provisions of DKr1,607m, against DKr1,598m in the same period of the year before. Increased earnings from administration margins and other fees, resulting from the growing loan portfolio and strong remortgaging activity in the first half of 2003, had a positive effect on core earnings. The investment of surplus liquidity in short-term, high-yield bonds at a price above par lifted net interest income and led to a negative market value adjustment, which is entered as other income.

Operating expenses and depreciation totalled DKr1,037m in the first three quarters of 2003, against DKr926m the year before. The increase in costs is attributable primarily to expenses for the development of new IT systems to handle interest-only loans and to the planned conversion to Danske Bank's IT platform. After September 30, the Group decided to restructure the conversion of Realkredit Danmark's systems. Moreover, the strong remortgaging activity in the first half of 2003 affected the level of costs.

In the first nine months of 2003, total gross lending on the Danish mortgage finance market stood at DKr396bn, against DKr243bn the year before. In the first half of 2003, the market was characterised by unusually strong remortgaging activity triggered by the fall in interest rates.

Realkredit Danmark's market share of gross lending was 31.1% in the third quarter of 2003, against 30.4% in the second quarter. Its market share of net new lending was 25.9% in the third quarter of 2003, against 28.0% in the second quarter. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans. The trend in Realkredit Danmark's market share is affected by the bank branches' sales of new bank-based housing loans which allow customers a freedom of choice as to usage.

In the first three quarters of 2003, Realkredit Danmark's loan portfolio grew by DKr20bn to DKr489bn. Loans to the private market accounted for 63% of volume growth.

On October 1, Realkredit Danmark launched interest-only loans, a new type of mortgage loans for homeowners. An amendment to the Danish Mortgage Credit Act allowed the introduction of this new loan type, which has a 10-year interest-only option to be exercised during the term of the loan at the borrower's request. In the first half of October, Realkredit Danmark and its customers established loan agreements with an interest-only option worth DKr2.3bn.

Danske Markets

DANSKE MARKETS (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Core income	1,922	1,738	556	675	692	417	564	2,153
Operating expenses and depreciation	1,052	1,092	310	408	334	707	390	1,799
Core earnings before provisions	870	644	245	267	358	-290	174	354
Total assets (avg.)	648,372	498,345	654,607	661,027	629,203	671,753	517,443	540,557
Risk-weighted items (avg.)	70,122	49,436	61,340	79,987	69,125	56,222	53,110	51,146
Allocated capital (avg.)	4,558	3,213	3,987	5,199	4,493	3,654	3,452	3,325
Core earnings before provisions as % p.a. of allocated capital	25.5	26.7	24.6	20.5	31.9	-31.7	20.2	10.6
Cost/core income ratio, %	54.7	62.9	55.8	60.4	48.3	169.5	69.1	83.6

Danske Markets is responsible for the Group's foreign-exchange, equity and fixed-income trading and serves corporate clients in connection with their issue of equity and debt. The area is also responsible for the Group's short-term liquidity. It serves the largest corporate and institutional customers and the Group's retail banking units. Danske Markets also includes Danske Research and Equity Research, the central units responsible for economic and financial research.

In the first nine months of 2003, Danske Markets generated core earnings before provisions of DKr870m, against DKr644m in the same period of the year before.

Total income rose by 11% in comparison with the first nine months of 2002. All the area's business units contributed to the increase. A fall in expenses compensated for part of the fall in income in the third quarter.

Sales of fixed-income products and derivatives showed a satisfactory trend in terms of activities and earnings. Despite large fluctuations in the level of interest rates over the nine months, the area maintained a positive trend in earnings from fixed-income trading. Fixed-income trading focuses on government and mortgage bonds on the Danish and Swedish markets where Danske Markets has a leading position.

Substantial fluctuations in the foreign exchange markets contributed to sustaining customer demand for hedging products, including option-based derivatives.

Earnings from the specialised advisory services offered by Corporate Finance continued to be affected by the relatively subdued mergers and acquisitions market.

Share prices fluctuated heavily in the first nine months of 2003. In the second quarter, prices started to rise and investors began to return to the market. Against that background, Equity Sales & Trading experienced good growth in activities and satisfactory earnings.

Danica Pension

DANICA PENSION (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Net interest income on allocated assets	213	313	62	68	83	97	113	410
Risk allowance	689	593	241	231	217	257	210	850
Unit-linked and health care business, etc.	50	34	9	24	17	25	12	59
Core insurance income	952	940	312	323	317	379	335	1,319
Funding cost, net	-127	-153	-38	-41	-48	-48	-52	-201
Core insurance earnings	825	787	274	282	269	331	283	1,118
Allocated capital	6,731	6,241	6,813	6,721	6,556	6,519	6,285	6,311
Core earnings as % p.a. of allocated capital	16.3	16.8	15.9	16.6	16.4	20.3	18.0	17.7

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica and targets both retail and business customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance agents, management advisers and pension advisers.

The Group reported core earnings from insurance activities of DKr825m and a satisfactory trend in insurance business in the first nine months of 2003.

The risk allowance was DKr689m, against DKr593m in the same period of 2002. The increase stems primarily from a rise in the volume of business and an improved result of health and accident insurance.

Gross premiums (including unit-linked business) rose 16% from DKr9.1bn in the same period last year, to DKr10.6bn. Growth was satisfactory, especially in the light of the staff reductions in a number of businesses, which reduced premium income.

The return on Danica Pension's investments of customer funds was 5.1%, against 0.3% in the first nine months of 2002. Investment assets stood at DKr156bn and consisted of bonds (82%), shares (9%) and real property (9%).

Owing to the positive trend in the second and third quarters of 2003 in the equity markets in particular, it was possible to book the life insurance risk allowance for the period. Risk allowances for 2002 and earlier were not included, since a final decision on the booking of outstanding allowances will not be taken until after the end of the accounting year. Any inclusion of risk allowances from earlier periods will be booked under earnings from investment portfolios.

Danica Pension posted income of DKr50m from its unit-linked and health care businesses, against DKr34m in the first nine months of 2002. Gross premiums for Danica Link in Denmark amounted to about DKr1.4bn in the first nine months of 2003, which is on a par with the same period last year.

At the end of September 2003, the collective bonus potential was DKr5.2bn, or 3.5% of life insurance provisions based on a calculation rate of 3.73%. A 30% fall in share prices would reduce the collective bonus potential by about DKr3.6bn, whereas a fall of 1.0 percentage point in interest rates would not affect the collective bonus potential because the risk is hedged.

The Danica Group's equity (including the net profit for the period) amounted to DKr12.4bn at the end of the third quarter.

Danske Capital

DANSKE CAPITAL (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Net interest income	1	-24	1	-1	1	4	-6	-20
Fee income	528	587	182	191	155	174	187	761
Other income	-22	9	-5	-20	3	-1	-1	8
Core income	507	572	178	170	159	177	180	749
Operating expenses and depreciation	285	278	89	108	88	111	79	389
Core earnings before provisions	222	294	89	62	71	66	101	360
Total assets (avg.)	1,040	3,057	805	746	1,577	585	1,980	2,434
Risk-weighted items (avg.)	1,295	1,090	1,303	1,409	1,172	1,146	1,198	1,104
Allocated capital (avg.)	84	71	85	92	76	74	78	72
Core earnings before provisions as % p.a. of allocated capital	351.6	553.3	420.5	270.8	372.8	354.4	518.7	501.7
Cost/core income ratio, %	56.2	48.6	50.0	63.5	55.3	62.7	43.9	51.9
Assets under management (DKr bn)	367	345	367	365	348	343	345	343

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic Puljeinvest (pooled investment) and FlexInvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

Core earnings before provisions amounted to DKr222m, against DKr294m in the first nine months of 2002.

Total income fell by 11% in comparison with the first nine months of 2002. Higher prices on the capital markets with higher sales of equity products and credit and high-yield bonds, however, resulted in a small increase in the third quarter of 2003.

At the end of September 2003, 18% of the total assets under management of DKr367bn was invested in shares, whereas the ratio was 22% at the end of September 2002. The earnings ratio, that is core income as a percentage of the average assets under management, fell from 0.21% in 2002 to 0.19% in 2003.

Expenses rose by nearly 3% in comparison with expenses incurred in the first nine months of 2002. Excluding one-off costs incurred in connection with restructuring and IT conversion, costs fell 5%.

Danske Capital maintained its position on the Danish retail market with a market share of net sales of unit trust certificates in Denmark of 39% and 41% of the total asset value. At the end of September 2003, Danske Capital had a market share of 11% of unit trusts catering to institutional clients. In the third quarter of 2003, Danske Capital recorded satisfactory progress in customer satisfaction surveys among institutional clients, which made the division best of class in Denmark and second in Sweden.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Fixed-income positions	714	1,236	224	175	315	153	436	1,389
Shares								
Unlisted	341	469	-34	367	8	300	23	769
Listed	341	-496	24	262	55	70	-477	-426
Currency	52	67	11	8	33	6	-2	73
Hedging of interest-rate risk, Danica Pension	0	157	0	0	0	0	0	157
Expenses	125	101	43	41	41	44	30	145
Earnings from investment portfolios, banking business	1,323	1,332	182	771	370	485	-50	1,817
Share of return on investments, Danica Pension	136	-31	-5	65	76	72	266	41
Risk allowance, Danica Pension	0	-594	0	217	-217	-256	-211	-850
Earnings from investment portfolios, Danica Pension	136	-625	-5	282	-141	-184	55	-809
Total earnings from investment portfolios	1,459	707	177	1,053	229	301	5	1,008
Total assets (avg.)	132,390	150,727	138,546	143,231	115,136	113,276	132,964	141,287
Risk-weighted items, banking business (avg.)	25,301	33,080	24,545	25,519	25,856	29,021	30,954	32,057
Allocated capital, banking business (avg.)	1,645	2,150	1,595	1,659	1,681	1,866	2,012	2,084

Earnings from investment portfolios stem from the Group's own equity, fixed-income and currency positions, including the total portfolio of unlisted shares, which include shares in companies of the financial infrastructure in Denmark.

The Group's total earnings from investment portfolios were DKr1,459m for the first nine months of 2003, against DKr707m in the first nine months of 2002.

Earnings from investment portfolios generated by the banking business amounted to DKr1,323m, against DKr1,332m in 2002.

In the third quarter, the fixed-income market was affected by rising yields and major fluctuations. After a period of falling yields, the Group adopted a more defensive bond investment strategy around the beginning of the second half of 2003.

In the light of these trends, fixed-income positions generated a very satisfactory positive return of DKr224m in the third quarter of 2003. The return was DKr212m lower than in the third quarter of 2002 which benefited from large falls in interest rates. In the first nine months of 2003, fixed-income positions generated a total return of DKr714m.

Shares generated a total return of DKr682m, against a loss of DKr27m in the first nine months of 2002 when major price falls resulted in losses on listed shares.

Finally, the Group realised gains of DKr52m on its foreign-exchange positions.

Earnings from investment portfolios of the insurance business were DKr136m, against a negative DKr625m in the first nine months of 2003. The results were positively affected by the fact that, unlike in 2002, there was no need to make provisions for risk allowances in 2003.

The Group's overall sensitivity to a 1-percentage-point change in interest rates was about DKr0.8bn at September 30, 2003, or DKr100m lower than a year earlier.

A 10% change in the prices of the Group's portfolio of listed shares would reduce or increase earnings by about DKr40m.

Outlook for 2003

Group core earnings increased marginally in the first nine months of 2003 in comparison with the first nine months of 2002. Growth is still expected to be weak in the remaining part of 2003, and interest rates in general are likely to be lower than in 2002, putting downward pressure on Group interest income. Consequently, the Group continues to expect core earnings for 2003 to remain largely at the same level as in 2002.

Earnings from investment portfolios in the banking and insurance businesses will depend heavily on trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge, including the tax on loan loss reserves, to amount to 29% of pre-tax profit.

Announcement of financial results and annual report for 2003

Danske Bank expects to publish its 2003 announcement of financial results and annual report on February 5, 2004.

Copenhagen, October 28, 2003

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
CVR-nr. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Full year 2002
Net interest income from banking activities, etc.	3,807	3,808	4,023	4,015	4,008	15,859
Fee and commission income, net	1,487	1,522	1,485	1,498	1,354	5,842
Trading income	619	848	973	641	770	2,968
Other core income	233	413	250	249	406	1,278
Core insurance earnings	274	282	269	331	283	1,118
Total core income	6,520	6,872	7,000	6,734	6,821	27,065
Operating expenses and depreciation	3,496	3,815	3,679	4,260	3,725	15,489
Core earnings before provisions	3,024	3,057	3,321	2,474	3,096	11,576
Provisions for bad and doubtful debts	315	469	478	415	365	1,420
Core earnings	2,709	2,588	2,843	2,059	2,731	10,156
Earnings from investment portfolios	177	1,053	229	301	5	1,008
Profit before tax	2,886	3,641	3,072	2,360	2,736	11,164
Tax	855	1,097	813	532	656	2,922
Net profit for the period	2,031	2,544	2,259	1,828	2,080	8,242
Attributable to minority interests	-	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)						
Bank loans and advances	521	476	470	479	473	479
Mortgage loans	489	484	478	469	466	469
Bonds and shares	435	444	438	433	346	433
Due to credit institutions and central banks	315	291	349	320	290	320
Deposits	461	455	458	428	419	428
Issued bonds	693	697	688	700	633	700
Subordinated debt	34	32	30	31	30	31
Shareholders' equity	64	63	63	60	62	60
Total assets	1,769	1,722	1,764	1,752	1,612	1,752

CORE EARNINGS AND EARNINGS FROM INVESTMENT PORTFOLIOS OF THE DANSKE BANK GROUP AND THE STATUTORY PRESENTATION OF ACCOUNTS

	Q1-Q3 2003				
(DKr m)	Core earnings	Trading income	Earnings from investment portfolios	Other	Total
Net interest income	11,739	2,417	1,198	-127	15,227
Dividends from shares, etc.	132	4	68	-	204
Fee and commission income	4,494	103	-17	-	4,580
Net interest and fee income	16,365	2,524	1,249	-127	20,011
Trading income/Securities and foreign exchange income	2,438	-2,530	-288	-	-380
Other operating income	764	-	265	-	1,029
Expenses	10,979	-	125	-	11,104
Other operating expenses	11	-	-	-	11
Provisions for bad and doubtful debts	1,262	-	-	-	1,262
Insurance activities/Income from associated and subsidiary undertakings	825	6	358	127	1,316
Profit before tax	8,140	-	1,459	-	9,599

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	Q1-Q3 2003	Q1-Q3 2002	Full year 2002
Shareholders' equity, beg. of period	60,319	57,091	57,091
One-off adjustments regarding insurance activities	-	1,407	1,369
Adjustment of accounting policies	250	-	-
Reduction of own shares	-3,321	-3,000	-3,000
Net profit for the period	6,834	6,414	8,242
Dividends	-	-	-3,477
Dividends on own shares	-	-	97
Other	-1	-3	-3
Shareholders' equity, end of period	64,081	61,909	60,319
Minority interests, beg. of period	9	10	10
Foreign exchange value adjustments	-1	-1	-1
Minority interests, end of period	8	9	9

The share capital is made up of 711,675,949 shares of DKr10, totalling DKr7,117m. All shares carry the same rights. Consequently, there is only one class of shares. The average number of outstanding shares was 702,521,691 in the first nine months of 2003, against 721,868,569 in the first nine months of 2002. At the end of the third quarter of 2003, the number of outstanding shares stood at 665,001,666.

CAPITAL BASE AND SOLVENCY RATIO (excluding net profit for the period) (DKr m)	September 30 2003	September 30 2002	December 31 2002
Core capital, less statutory deductions	55,483	53,544	58,654
Subordinated debt and revaluation reserve	32,867	27,115	29,590
Statutory deduction for insurance subsidiaries	-6,919	-6,528	-6,560
Other statutory deductions	-411	-419	-384
Supplementary capital, less statutory deductions	25,637	20,168	22,646
Total capital base, less statutory deductions	81,120	73,712	81,300
Weighted items			
not included in trading portfolio	713,447	703,133	700,698
with market risk included in trading portfolio	58,107	80,254	73,452
Total weighted items	771,554	783,387	774,150
Core (tier 1) capital ratio, %	7.2	6.8	7.6
Solvency ratio, %	10.5	9.4	10.5
Statutory minimum solvency requirement, %	8.0	8.0	8.0

****
*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8864
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	10/28 05:55
USAGE T	08'41
PGS.	18
RESULT	OK